Exhibit 99.1

FINANCIAL STATEMENTS

LMWS, LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Contents

PAGE

Independent Auditor’s Report

Financial Statements:
Balance Sheets	1
Statements of Income	2
Statements of Members Equity	3
Statements of Cash Flows	4

Notes to Financial Statements	5-10

C E R T I F I E D P U B L I C A C C O U N T A N T S	www.GPKLEG.com

MIAMI 4770 Biscayne Blvd., Suite 400 Miami, FL 33137 T. (305) 868-3600 F. (305) 864-6740	DENVER Galleria at Cherry Creek 720 S. Colorado Blvd., Suite 530-S Glendale, CO 80246 T. (303) 600-0305 F. (303) 200-7295	BOCA RATON 1951 NW 19 Street, Suite 200 Boca Raton, FL 33431 T. (561) 392-9059 F. (561) 372-7957

Independent Auditor’s Report

To the Members

LMWS, LLC

Opinion

We have audited the accompanying financial statements of LMWS, LLC (the “Company”) (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMWS, LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LMWS, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LMWS, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

LMWS, LLC

Cont'd.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audits.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LMWS, LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LMWS, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audits.

Miami, Florida

January 24, 2025

LMWS, LLC

Balance Sheets

At December 31, 2024 and 2023

(In thousands)

	2024	2023
ASSETS
Real estate inventory	$165,803	$162,558
Cash and cash equivalents	27,269	26,230
Restricted cash	437	2,005
Accounts receivable, prepaid expenses and other assets	2,092	2,883
Property and other equipment, net	5,296	4,965
Total assets	$200,897	$198,641
LIABILITIES AND MEMBERS' EQUITY
Liabilities
Mortgage notes payable, net of unamortized financing costs	$41,054	$37,155
Accounts payable and accrued expenses	18,315	18,177
Customer deposits	41,517	54,695
Total liabilities	100,886	110,027

Members' equity	100,011	88,614
Total liabilities and members' equity	$200,897	$198,641

See accompanying notes. 1

LMWS, LLC

Statements of Income

For the Years Ended December 31, 2024, 2023 and 2022

(In thousands)

	2024	2023	2022

Revenues
Sales of homes	$347,583	$323,881	$139,297

Costs
Cost of homes sold	269,282	259,199	118,468
Operating income	78,301	64,682	20,829
Expenses
Selling, general and administrative	19,384	17,079	12,903
Depreciation and amortization	529	613	543
Total expenses	19,913	17,692	13,446
Operating income before other income	58,388	46,990	7,383
Other income	153	264	47
Net income	$58,541	$47,254	$7,430

See accompanying notes. 2

LMWS, LLC

Statements of Members' Equity

For the Years Ended December 31, 2024, 2023 and 2022

(In thousands)

	Capital		Total
	Contributions	Accumulated	Members'
	(Distributions)	Equity (Deficit)	Equity

Balance, January 1, 2022	$57,979	$(4,623)	$53,356
Members' distributions	(3,052)	—	(3,052)
Net income	—	7,430	7,430
Balance, December 31, 2022	54,927	2,807	57,734
Members' distributions	(16,374)	—	(16,374)
Net income	—	47,254	47,254
Balance, December 31, 2023	38,553	50,061	88,614
Members' distributions	(19,569)	(27,575)	(47,144)
Net income	—	58,541	58,541
Balance, December 31, 2024	$18,984	$81,027	$100,011

See accompanying notes. 3

LMWS, LLC

Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(In thousands)

	2024	2023	2022

Operating activities	$58,541	$47,254	$7,430
Net income
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	529	613	543
Donation of property and equipment	—	456	—
Changes in operating assets and liabilities:
Real estate inventory	(3,245)	(17,341)	(68,087)
Accounts receivable, prepaid expenses and other assets	791	385	(1,859)
Accounts payable and accrued expenses	138	2,098	10,276
Customer deposits	(13,178)	(6,855)	30,934
Net cash provided by (used in) operating activities	43,576	26,610	(20,763)
Investing activities
Proceeds from sale of property and equipment	—	35	—
Additions to property and equipment	(650)	—	(593)
Net cash (used in) provided by investing activities	(650)	35	(593)
Financing activities
Principal payments on mortgage notes payable	—	—	(7,147)
Proceeds from revolving credit facility	179,106	178,153	104,776
Payments on revolving credit facility	(175,304)	(170,709)	(74,775)
Members' distributions	(47,144)	(16,374)	(3,052)
Payment of financing costs	(113)	(113)	(354)
Net cash (used in) provided by financing activities	(43,455)	(9,043)	19,448
Net (decrease) increase in cash	(529)	17,602	(1,908)
Cash, cash equivalents and restricted cash, beginning of year	28,235	10,633	12,541
Cash, cash equivalents and restricted cash, end of year	$27,706	$28,235	$10,633
Supplemental disclosures of cash flow information:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reporting within the balance sheet that sum to the total of the amounts shown in the statement of cash flows:
Cash and cash equivalents	$27,269	$26,230	$8,295
Restricted cash	437	2,005	2,338
Total cash, cash equivalents and restricted cash above	$27,706	$28,235	$10,633
Cash paid for interest	$1,747	$2,023	$722
Interest incurred	$1,812	$2,067	$809
Interest capitalized to real estate inventory	(1,812)	(2,067)	(809)
Interest incurred, net of amounts capitalized	$—	$—	$—

See accompanying notes. 4

LMWS, LLC

Notes to Financial Statements

1.Formation and Description of Business

LMWS, LLC (the “Company”), a Delaware Limited Liability Company, was formed effective June 20, 2019. The Company has two members, each with a 50% voting interest. The Company is primarily in the business of acquiring, developing, constructing and selling of homes in the Latitude Margaritaville Watersound community located in Bay County, Florida. The community consists of approximately 3,500 planned residential units, of which 1,663 home sale transactions have been completed as of December 31, 2024.

2.Summary of Significant Accounting Policies

This summary of significant accounting policies for the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in the facts or circumstances underlying these estimates could result in material changes and actual results could materially differ from these estimates.

Revenue Recognition.  Revenues and cost of revenues from sales of single-family homes is recorded at the time each home sale is closed and title and possession has been transferred to the buyer in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The Company’s performance obligation, to deliver the agreed-upon home, is generally satisfied at the home closing date. Land, land development, and related costs, both incurred and estimated to be incurred in the future for home sales, are recorded to cost of revenues based upon the total number of homes to be constructed in each community under a square footage method. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to cost of revenues under the specific identification method. The estimated common area development and related costs of master planned communities are allocated to individual communities within a master planned community under a square footage method.

Real Estate Inventory. All direct and indirect costs relating to the Company’s real estate inventory are capitalized in accordance with the applicable guidance and include costs related to planning and development of land or construction. Planning costs include legal and professional fees, market feasibility studies, engineering and architectural design, impact, and permitting fees. Construction costs include all subcontractor, direct material and labor costs, and indirect costs related to overhead and supervision fees. Interest and real estate taxes are capitalized to real estate inventory during the active development period. Indirect costs that do not clearly relate to development or construction, including selling, general, and administrative expenses, are charged to expense as incurred.

Cash and Cash Equivalents. The Company considers certificates of deposit with initial maturities of three months or less to be cash equivalents for purposes of balance sheet classification and the statement of cash flows.

Restricted Cash. Restricted cash consists primarily of deposits received from customers in conjunction with the anticipated closing of single-family homes and is held in escrow accounts.

Property and Other Equipment. Property and other equipment are stated at cost.  Depreciation is provided by using the straight-line method over the estimated useful lives, which range from three to seven years. The costs of maintenance and repairs are expensed as incurred.

LMWS, LLC

Notes to Financial Statements

2.Summary of Significant Accounting Policies (Cont’d.)

Customer Deposits. Customer deposits represent cash deposits received related to sales contracts with homebuyers and are recorded as liabilities until the homes are closed.

Financing Costs.  Financing costs are incurred in connection with obtaining financing from third-party lenders and are presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. Financing costs are amortized over the estimated useful life of the related debt using a method that approximates the level-yield method. Amortization of deferred financing costs during the construction period is capitalized as property costs to real estate inventory.

Advertising. Advertising costs are expensed as incurred and amounted to $1,303, $1,106 and $1,083 (in thousands) during the years ending December 31, 2024, 2023 and 2022, respectively.

Income Taxes. No provision has been made for income taxes in the accompanying financial statements since the Company is not directly subject to income taxes and the results of operations are included in the tax returns of the members. Accounting principles generally accepted in the United States require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Business Risk. A deterioration in national, regional, and local economic conditions could adversely impact the Company’s operations and may have a material impact on the Company’s business. The Company’s revenues, financial condition, and results of operations could decline due to this deterioration of national, regional and local economies.

Impairment of Long-lived Assets. In accordance with the applicable guidance, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require an asset to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third party independent appraisals, as considered necessary. At December 31, 2024 and 2023, no impairment losses were recorded.

Concentration of Risks and Uncertainties. All of the Company’s real estate assets are located in Bay County, Florida. Uncertain economic conditions could have an adverse impact on the Company’s operations and asset values. The Company is subject to risks from macroeconomic factors such as inflation, rising interest rates and insurance costs, supply chain disruptions, financial institution disruptions and geopolitical conflicts, among other things, which have created economic headwinds and impacted buyer sentiment.

Subsequent Events. The Company has evaluated subsequent events through January 24, 2025, the date these financial statements were available to be issued.

3.Concentration of Credit Risk

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2024 and 2023, the Company had a balance in excess of the insured limit.

LMWS, LLC

Notes to Financial Statements

4.Fair Value Measurements
(a)Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2024 and 2023:

•	The carrying value of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and customer deposits approximate fair value due to the short maturity of these instruments.
•	The carrying value of mortgage notes payable approximates the fair value as such debt resets to the market interest rate periodically.

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)Fair Value Hierarchy

The Company applies the provisions of the applicable guidance, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the statements of financial position on a recurring basis. The applicable guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The applicable guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The applicable guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under the applicable guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2Inputs to the valuation methodology include:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in inactive markets;
c)	Inputs other than quoted prices that are observable for the asset or liability;
d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

The Company does not have any financial assets and financial liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023. The financial statements as of December 31, 2024 and 2023 do not include any significant nonrecurring fair value measurements relating to assets or liabilities for which the Company had adopted the provisions of the applicable guidance.

LMWS, LLC

Notes to Financial Statements

4.Fair Value Measurements (Cont’d.)

The Company values its real estate inventory at fair value on a nonrecurring basis if it is determined that an impairment has occurred. Such fair value measurements use significant other observable inputs and significant unobservable inputs and are classified as Level 2 or Level 3 as determined appropriate. No impairments have been recorded on this property.

5.Real Estate Inventory

Real estate inventory is comprised of the following at December 31, 2024 and 2023, respectively:

(in thousands)	2024	2023
Land and development	$19,304	$25,552
Construction in progress	146,499	137,006
Real estate inventory	$165,803	$162,558

6.Accounts Receivable, Prepaid Expenses and Other Assets

Accounts receivable, prepaid expenses and other assets is comprised of the following at December 31, 2024 and 2023, respectively:

(in thousands)	2024	2023
Accounts receivable	$485	$253
Prepaid commissions	1,015	1,865
Other assets	592	765
Total accounts receivable, prepaid expenses and other assets	$2,092	$2,883

7.Mortgage Notes Payable (in thousands)

On June 25, 2020, the Company entered into a secured revolving promissory note with one of its members in the amount of $10 million. The loan has a maturity date of June 25, 2025 and bears interest at a rate of 5%. At December 31, 2024 there was $- drawn on the note. The note is secured by a mortgage and security interest in and on the real property and improvements located on the real property.

On December 16, 2022, the Company entered into a Master Note (Line of Credit) which includes two separate notes totaling $45 million. Both notes have a maturity date of December 16, 2025 and bear interest at a variable rate which was 6.787% at December 31, 2024. At December 31, 2024 there was $41,246 drawn on the note. The loan is secured by the real and personal property and certain other security interests. In connection with the loan, the Company’s members entered into an unconditional guaranty of completion of certain homes and related improvements in favor of the lender.

Through the years ended December 31, 2024 and 2023, interest on these loans was $1,812 and $2,067, respectively, of which $1,812 and $2,067 was capitalized to real estate inventory, respectively.

As of December 31, 2024 and 2023, there was $192 and $290, respectively, of unamortized deferred financing costs.

LMWS, LLC

Notes to Financial Statements

8.Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses is comprised of the following at December 31, 2024 and 2023, respectively:

(in thousands)	2024	2023
Trade and accrued trade payable	$9,027	$8,904
Retention payable	2,517	4,841
Accrued reserve to complete	3,323	2,025
Accrued warranties	2,764	1,738
Other accrued expenses	684	669
Total accounts payable and accrued expenses	$18,315	$18,177

9.Related Parties (in thousands)

One of the Company’s members provides services for the day-to-day operations of the Company, which are reimbursed to the member. During the years ended December 31, 2024, 2023 and 2022, the Company incurred selling, general and administrative expenses of $20,913, $12,905 and $8,406, respectively, related to costs from transactions with the member. There were $10 and $19 of payables due related to service arrangements with the member as of December 31, 2024 and 2023.

In addition, land development and planning costs incurred were reimbursed from a member which totaled $3,800 and $3,713 during the years ended December 31, 2024 and 2023, respectively. The entire amount received were used to offset real estate inventory costs during those respective years.  There was $485 and $253 due from this member for this arrangement as of December 31, 2024 and 2023, respectively.

The Company purchased mitigation bank credits and impact fees and leased property from a member which totaled $2,735, $935 and $701 during the years ended December 31, 2024, 2023 and 2022, respectively.  These amounts were included within real estate inventory costs during the respective years. Payables related to these items were $48 and $- as of December 31, 2024 and 2023, respectively.

10.Commitments and Contingencies

Surety bonds are issued primarily to governmental authorities to guarantee fulfillment of Company obligations with respect to the installation of road, water, sewer and drainage improvements on land as well as to secure the use of buyer deposits. These bonds do not have stated expiration dates; rather, the Company is released from the bonds as the contractual performance is completed. At December 31, 2024 and 2023, the Company had outstanding surety bonds totaling (in thousands) $74,081 and $69,704, respectively. Management does not expect that any material losses or obligations will result from the issuance of the surety bonds because they expect to meet their obligations under their agreements with such parties in the ordinary course of business.

The Company accrues for expected warranty costs at the time each home is closed and title and possession are transferred to the buyer. Warranty costs are accrued based upon historical data and trends with respect to similar product types and geographical areas. Management continuously evaluates the accrual to determine whether the amount remains contingent. Adjustments to the accrual related to homes delivered in prior years are recorded in the period in which a change in estimate occurs, as a component of cost of sales in the statements of income.

LMWS, LLC

Notes to Financial Statements

10.Commitments and Contingencies (Cont’d.)

The following table is a reconciliation of the changes in the Company’s aggregate warranty liability (in thousands):

Balance, December 31, 2022	$650
Accruals for warranties issued during the year	3,429
Warranty costs incurred during the year	(2,341)
Balance, December 31, 2023	1,738
Accruals for warranties issued during the year	4,821
Warranty costs incurred during the year	(3,795)
Balance, December 31, 2024	$2,764